UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CONSUMER PORTFOLIO SERVICES INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

210502100
(CUSIP Number)

Adam Tarkan
c/o Black Diamond Capital Management L.L.C.
2187 Atlantic Street, 9th Floor
Stamford, CT 06902
(203) 552-0888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,647,042

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,647,042

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,647,042

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

1	NAMES OF REPORTING PERSONS
STEPHEN H. DECKOFF

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,647,042

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,647,042

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,647,042

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on December 9, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed with the SEC on February 8, 2022 (“Amendment No. 1”) and Amendment No. 2, filed with the SEC on February 15, 2022 (“Amendment No. 2” and together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”), with respect to the Common Stock, no par value (the “Shares”), of Consumer Portfolio Services, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 800 Howard Hughes Parkway, Suite 1400, Las Vegas, Nevada 89169. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The funds used for the purchase of the Shares reported herein by the Reporting Persons were investment capital of the certain Black Diamond investment vehicles. A total of approximately $21,156,734.98, including commissions, was paid to acquire the Shares reported herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 10, 2022, the Reporting Persons contacted the chief financial officer of the Company (“CFO”) and the chief executive officer of the Company (the “CEO”) in order to continue ongoing discussions regarding the composition of the Board (the “March 10 Calls”). During the March 10 Calls, the Reporting Persons indicated to the CEO and CFO that the Reporting Persons would like to propose two nominees, Mr. Deckoff and James E. Walker III (the “Proposed Nominees”) to sit on the Board and expressed the desire of the Reporting Persons for the Proposed Nominees to be nominated and elected to the Board through an amicable process and with the backing of the Company. The Reporting Persons are looking forward to continuing constructive conversations with the Company.

On March 14, 2022, the Reporting Persons, in order to preserve their rights under the Company’s Bylaws, submitted a nomination letter to the Company stating their intent to nominate the Proposed Nominees. The biographies for each of the Proposed Nominees are attached hereto as Exhibit E.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned [1]	Percentage of Outstanding Shares	Number of Outstanding Shares [2]
Black Diamond	4,647,042	22.05%	21,073,571
Mr. Deckoff	4,647,042	22.05%	21,073,571

1 The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

2 This figure is based upon information in the Issuer’s proxy statement filed on Schedule 14A, filed November 10, 2021, indicating that, as of November 1, 2021, there were 21,073,571 Shares outstanding.

(c) A description of the transactions in the Shares since the filing of Amendment No. 2, all of which were effected with or through a broker, is included in Exhibit D.

(d) Certain Black Diamond investment vehicles have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of one of such investment vehicles, Black Diamond Credit Strategies Master Fund, Ltd. (“Master Fund”), relates to more than 5 percent of the class of Shares.

(e) This Item 5(e) is not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit D:          Schedule of Transactions, in response to Item 5(c)

Exhibit E:          Biographies of the Proposed Nominees

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2022

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.
/s/ Stephen H. Deckoff
Stephen H. Deckoff
Managing Principal

STEPHEN H. DECKOFF
/s/ Stephen H. Deckoff

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT D

SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Price Per Share
BDCM Strategic Capital Fund I, L.P.	02/15/2022	Purchase	4,480	$10.78
BDCM Strategic Capital Fund I, L.P.	02/17/2022	Purchase	9,100	$10.7596
BDCM Strategic Capital Fund I, L.P.	02/18/2022	Purchase	3,782	$10.78
BDCM Strategic Capital Fund I, L.P.	02/22/2022	Purchase	4,569	$10.78
BDCM Strategic Capital Fund I, L.P.	03/04/2022	Purchase	24,200	$11.34
BDCM Strategic Capital Fund I, L.P.	03/07/2022	Purchase	36,677	$11.0895

EXHIBIT E

BIOGRAPHIES OF THE PROPOSED NOMINEES

Stephen H. Deckoff, 56, Mr. Deckoff is the Managing Principal of Black Diamond Capital Management, L.L.C. and is responsible for all portfolio management and business operations. Mr. Deckoff has held or currently holds board seats on a number of private Black Diamond portfolio companies, including ION Media, Werner Ladder, White Birch, Bayou Steel, SmarteCarte, Sun World and PTC Alliance, among others. Prior to the founding of Black Diamond in 1995, Mr. Deckoff was a Senior Vice President of Kidder, Peabody & Co. Inc. (“Kidder”). At Kidder, Mr. Deckoff was head of the Structured Finance Group. Under Mr. Deckoff’s direction, the group was responsible for new issue origination, transaction structuring and trading for all non-first mortgage related assets. Prior to joining Kidder, Mr. Deckoff was a Managing Director in the Structured Finance Group at Bear Stearns & Co., Inc. where his responsibilities included all phases of transaction development and group management. Before joining Bear Stearns, Mr. Deckoff worked in the Structured Finance Department of Chemical Securities, Inc. and the Fixed Income Research Department at Drexel Burnham Lambert. Mr. Deckoff has a B.S. in Operations Research from the Engineering School at Cornell University.

James E. Walker III, 59, Mr. Walker is Managing Partner and Founder of Vinson Ventures, LLC, a boutique investment firm focused on building and growing early-stage companies by actively working with founders and management, and the Executive Chairman of IntellPro, a SaaS based investment management software product for the asset management industry. Prior to joining Vinson Ventures, from June 2020 to August 2021, Mr. Walker served as CEO and Partner at Palm Ventures, LLC, a private investment firm in Greenwich, CT. At Palm, Mr. Walker led an early-stage investment in the consumer industry, in a digital technology company which was founded and incubated by Palm. Under Mr. Walker’s leadership, the company was sold at a substantial gain in a three-way merger in approximately one year. As a Board member, Mr. Walker was responsible for all strategy, building a top tier management team, and financing the company’s rapid growth. From 2008 through 2017, Mr. Walker was a Managing Partner of Fir Tree Partners, a top 50 global alternative asset management firm. Mr. Walker was a member of the firm’s Real Estate Investment Committee and Chairman of the firm’s Risk Committee. During Mr. Walker’s tenure, Fir Tree grew from $4.5 billion in assets under management to over $13 billion. As one of the firm’s Managing Partners, Mr. Walker was responsible for overall firm management, identifying new areas of investment opportunity, growing the firm’s global LP reach and building a team of talented leaders. Prior to joining Fir Tree, Mr. Walker was a co-founder and Managing Partner of Black Diamond Capital Management. Mr. Walker began his career in investment banking at Kidder, Peabody & Co. and Bear Stearns. Mr. Walker joined the board of Clarus Corporation in February 2022 and joined the board of Starwood Real Estate Trust in November 2017. Mr. Walker also became a member of the advisory board for certain funds managed by Black Diamond Capital Management in January 2022. Mr. Walker received a B.S. in Economics from Boston College’s School of Management in 1984. He is a member of the Board of Regents of Boston College and is actively involved in the University.